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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

May Management, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

696 McVey Avenue

(No. and Street)

Lake Oswego   OR   97034
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dick Graves   (503) 635-8844
                                               (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hainley & Lavey, P.C.

(Name — if individual, state last, first, middle name)

1400 SW 5th Avenue #770   Portland   OR   97201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)   Persons who to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Roger May_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____May Management, Inc._____, as of _____December 31_____, 20 _02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President/
Title

_____
Notary Public

```
OFFICIAL SEAL
RICHARD D GRAVES
NOTARY PUBLIC – OREGON
COMMISSION NO. 338204
MY COMMISSION EXPIRES SEPT. 6, 2004
```

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAINLEY & LAVEY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PATRICK F. HAINLEY, C.P.A.
JEFFREY A. LAVEY, C.P.A.
MARILYN BROWN, C.P.A.

February 26, 2003

1400 S.W. FIFTH AVENUE, SUITE 770
PORTLAND, OREGON 97201-5450

(503) 226-2441
FAX (503) 226-2489

Independent Auditor's Report

The Board of Directors
May Management, Inc.
PO Box 1629
Lake Oswego, Oregon 97035

We have audited the accompanying statement of financial condition of May Management, Inc. as of December 31, 2002 and the related statements of income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yours very truly,

Hainley & Lavey, P.C.

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Statement of Financial Condition
at December 31, 2002
(See notes to financial statements)

ASSETS

Cash	$ 67,584
Securities owned	721,065
Deposits with clearing organizations	126,345
	$ 914,994

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable		$ 4,308
Margin loan from clearing organization		33,027
Total liabilities		37,335

STOCKHOLDERS' EQUITY:

Common stock - authorized 300,000 shares without par value, issued and outstanding 97,367 shares		$ 97,367	
Additional paid-in capital		10,195	
Retained earnings -			
January 1, 2002	$ 571,955		
Net income	642,697		
Distributions to stockholders	(444,555)		
December 31, 2002		770,097	
Total stockholders' equity			877,659
			$ 914,994

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Statement of Income
For the Year Ended December 31, 2002
(See notes to financial statements)

INCOME:

Management fees		$ 422,164
Commissions		300,339
Realized and unrealized gains on securities		620,328
Other income		59,696
Total income		1,402,527

EXPENSES:

Salaries and commissions	$ 275,308	
Payroll taxes	26,080	
Medical insurance	34,739	
Retirement contributions	5,939	
Clearing and custodial fees	121,944	
Travel and entertainment	23,945	
Office rent	33,120	
Equipment rent	96,000	
Quote services	14,811	
Computer services	45,001	
Professional services	35,040	
Dues, fees and licenses	2,360	
Insurance	3,697	
Interest	904	
Supplies	10,091	
Telephone	10,963	
Donations	6,475	
Publications and training	4,413	
Miscellaneous	9,000	
Total expenses		759,830
NET INCOME		$ 642,697

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2002
(See notes to financial statements)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 642,697
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities -	
Commissions receivable	17,305
Securities owned	9,064
Deposits	(39,302)
Accounts payable	(10,636)
Net cash provided by operating activities	619,128

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to stockholders	(444,555)
Principal payments on margin loan	(124,610)
Net cash used by financing activities	(569,165)

NET CHANGE	49,963
CASH - beginning	17,621
CASH - ending	$ 67,584

Cash paid during the year for:

Interest expense	$ 904

MAY MANAGEMENT, INC.
(An Oregon Corporation)
Notes to Financial Statements

NATURE OF OPERATIONS:
May Management, Inc. was incorporated in 1969 as a registered broker/dealer with the Securities and Exchange Commission. The company provides investment management services to individual and institutional clients located primarily in Oregon and Washington. May Management has a correspondent relationship with an unrelated company, Pershing Division of Donaldson, Lufkin & Jenrette Corporation. All client accounts are maintained and all securities transactions are cleared through that organization.

SIGNIFICANT ACCOUNTING POLICIES:
Cash consists of a checking account and brokerage account cash balances.

Securities owned are valued at market.

Securities transactions and related commission income and clearing fees are recorded on the trade date. Management fees are recorded monthly.

No provision for income taxes is shown because of the election by the stockholders to report the income of the corporation on their personal income tax returns under Subchapter S of the Internal Revenue Code.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

MARGIN LOAN:
The maximum borrowing on margin from Pershing is 50% of market value of securites owned. Interest is charged at the call money rate plus .75%.

NET CAPITAL:
Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Commission, the company is required to maintain a minimum net capital of $100,000. Net capital at December 31, 2002 was $766,914. The company is also required to maintain a ratio of aggregate indebtedness to net capital that does not exceed 15 to 1. The ratio was .05 to 1 at December 31, 2002.

RELATED PARTY TRANSACTIONS:
The company rents equipment and office space from related companies on a monthly basis for a total of $129,120 during 2002. Occasional security trades between the company and its shareholders are considered to be at arm's length.

RETIREMENT PLAN:
The company has a defined contribution pension plan, which matches employee contributions up to 3% of compensation.

CONCENTRATION OF CREDIT RISK:
All securities owned and a deposit of $100,000 are held at Pershing Division.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:
In the normal course of business, May Management's activities involve the execution and settlement of various securities transactions, including the sale of securities not yet purchased. In the event the other party to a transaction is unable to fulfill its contracted obligation, May Managment may be required to

purchase or sell securities at prevailing market prices in order to satisfy its obligation to a client. These market prices may differ from the contracted price.

The company records security transactions on the settlement date, which is generally three business days after the trade date. May Management is therefore exposed to risk of loss on transactions if the other party is unable to meet the terms of the contract by the settlement date. In that case the company may have to purchase or sell securities at prevailing market prices, which could differ from the contracted price.

CONTINGENT LIABILITY:
The company has agreed to indemnifyPershing for any deficiencies in client margin accounts. May Management monitors all accounts under its control to minimize any risk.

MAY MANAGEMENT, INC.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
at December 31, 2002

Total stockholders' equity			$	877,659
Haircuts on securities:				
Debt securities	$	65,147		
Other securities		43,013		
Undue concentration		2,585		
Total haircuts				(110,745)
Net capital			$	766,914
Aggregate indebtedness:				
Accounts payable			$	4,308
Margin loan				33,027
Total aggregate indebtedness			$	37,335
Computation of basic net capital requirement:				
Net capital			$	766,914
Minimum net capital required				(100,000)
Excess net capital			$	666,914

Ratio of aggregate indebtedness to net capital .05 to 1

There is no material difference from net capital and the net capital computation on the Company's unaudited FOCUS report as of December 31, 2002

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the computation of reserve requirements and possession or control requirements under SEC rule 15c3-3.

HAINLEY & LAVEY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PATRICK F. HAINLEY, C.P.A.
JEFFREY A. LAVEY, C.P.A.
MARILYN BROWN, C.P.A.

February 26, 2003

1400 S.W. FIFTH AVENUE, SUITE 770
PORTLAND, OREGON 97201-5450

(503) 226-2441
FAX (503) 226-2489

Board of Directors
May Management, Inc.
PO Box 1629
Lake Oswego, Oregon 97035

In planning and performing our audit of the financial statements of May Management, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Yours very truly,

Huntley + Lavy, P.C.